SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on October 25, 2011.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: October 25, 2011
	By:	/s/ Baruch Shusel
Name: Baruch Shusel Title: Chief Financial Officer

G. WILLI-FOOD ANNOUNCES APPOINTMENT OF A NEW CEO

YAVNE, Israel – October 25, 2011 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global food company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced the appointment of Kobi Levi as Chief Executive Officer effective immediately.  Mr. Levi replaced Joseph Williger, who has served as Chief Executive Officer of the Company since its inception in January 1994, and is continuing to serve as its President.  Mr. Williger is no longer able to continue to serve as CEO due to a recent amendment to the Israeli Companies Law which forbids a person or his immediate family member from serving as both a Chairman and a CEO.  Mr. Williger's brother, Zwi Williger, serves as the Company's Chairman of the Board of Directors.

Kobi Levi, age 50, has more than 24 years of business management experience in the Israeli and global food industry, including 16 years at Strauss, one of the largest food manufacturers companies in Israel, where he started his career in sales and logistics and ended as the CEO of Strauss group – a position that he held between 1999 and 2003.  From 2005 to 2008, Mr. Levi was CEO of Frutarom's flavor sector, a global group which includes 20 food and food-related companies and, since 2009 until joining Willi-Food, was the CEO and owner of Teva Kastel, an Israeli supermarket chain that specializes in organic and natural food products. Mr. Levi received a bachelor's degree in economics from the Hebrew University of Jerusalem.

In welcoming the appointment, the Chairman of the Board, Zwi Williger, stated, "We are pleased to welcome Kobi and look forward to his contributions. We expect that Kobi's broad experience in the Israeli and global food industry, including extensive M&A activity and the establishment of major food manufacturing facilities, will be invaluable to us and will help us take Willi-Food to the next level of growth.  We are excited to have him join us."

Mr. Levi said, "Willi-Food has strong financial fundamentals and high margins compared to industry peers. I am delighted to join the Company at this exciting time in its development, and I'm confident that I, together with the Company's management team, and especially with the assistance and involvement of Zwi and Joseph Williger, will be able to take the Company to the next step. Willi-Food is a household name in Israel, and our goal is to extend the Company's reach into rapidly growing markets and enhance shareholder value."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

###
SOURCE: G. Willi-Food International Ltd.